UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: May 31, 2009 Estimated average burden hours per response 2.50
SEC FILE NUMBER 000-51200
CUSIP NUMBER 185061 10 8

(Check One):    ☐ Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☒  Form 10-Q    ☐  Form 10-D    ☐  Form N-SARForm N-CSR
For Period Ended:  fiscal quarter ended March 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable

PART I — REGISTRANT INFORMATION

ClearPoint Business Resources, Inc.

Full Name of Registrant

Former Name if Applicable

1600 Manor Drive, Suite 110

Address of Principal Executive Office (Street and Number)

Chalfont, Pennsylvania 18914

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Please see attached Exhibit A in response to this Part III.

PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

John G. Phillips	215	997-7710
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   ☒ Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached Exhibit B in response to this Part IV.

ClearPoint Business Resources, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2009	By:	/s/ John G. Phillips
Name: John G. Phillips
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT A

ClearPoint Business Resources, Inc. (the “Company”) was unable to complete its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense and, for the reasons stated below, the Company’s financial statements for the fiscal quarter ended March 31, 2009 remain subject to review and further analysis at this time.

During the fiscal quarter ended March 31, 2009 and the fiscal quarter ending June 30, 2009, the Company’s management devoted considerable time and resources to evaluating and negotiating a potential restructuring of its existing debt obligations.  Management’s efforts related to such potential restructuring and evaluating the Company’s financial position have required a significant amount of management time and other Company resources that normally would be devoted to the preparation of the Form 10-Q and related matters.

EXHIBIT B

Changes in the Company’s business model during the fiscal year ended December 31, 2008 caused a significant change in its results of operations during the three months ended March 31, 2009 compared to the three months ended March 31, 2008.  Revenues for the three months ended March 31, 2009 and 2008 were approximately $1.2 million and $24.2 million, respectively, which represented a decrease of approximately $23 million or 95%.  Under the new business model, all revenues are recorded on a net fee basis with no cost of sales being recorded.  Under the prior business model, revenues were recorded on a gross basis with associated cost of sales being recorded separately.  In addition, there is no cost of services rendered under the new business model.  As a result, the Company’s gross profit as a percentage of revenues for the three months ended March 31, 2009 and 2008, was 100% and 6.1%, respectively.

Net loss for the three months ended March 31, 2009 and 2008 was approximately $638,000 and $31.7 million, respectively.  The decrease in the net loss was primarily due to changes in the Company’s revenues and costs related to the changes in business model and an impairment charge related to goodwill during the three months ended March 31, 2008.

The Company anticipates that it will include a “going concern” note to its condensed interim consolidated financial statements for the three months ended March 31, 2009 that will be included in the Form 10-Q indicating substantial doubt about the Company’s ability to continue as a going concern.

The foregoing information is not audited and is subject to change upon finalization of the Company’s financial statements for the three months ended March 31, 2009.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The Company’s forward-looking statements include, but are not limited to, statements regarding its expectations, hopes, beliefs, intentions or strategies regarding the future.  In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 12b-25 are not guarantees of future performance and are based on the Company’s current assumptions, estimates, forecasts, expectations and beliefs concerning its business and their potential effects on the Company and speak only as of the date of such statement. There can be no assurance that future developments affecting the Company will be those that it has anticipated. These forward-looking statements involve a number of risks and uncertainties (some of which are beyond the Company’s control) that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.  These risks and uncertainties include, but are not limited to, the following factors:

•	the Company’s ability to continue as a going concern and obtain adequate financing;

•	the Company’s ability to service and repay its outstanding debt obligations;

•	limitations that the Company’s outstanding debt obligations impose on its cash flow available for its operations;

•	the Company’s ability to address material weaknesses in its internal control over financial reporting;

•	the Company’s ability to facilitate the market acceptance of its iLabor Network; and

•	other risk factors set forth in the Company’s periodic reports filed with the Securities and Exchange Commission.

The foregoing risks are not exhaustive.  The risk factors set forth in the Company’s periodic reports filed with the Securities and Exchange Commission could impact its business and financial performance.  Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on forward-looking statements as a prediction of actual results.  The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.